Free Writing Prospectus Dated May 12, 2011 Registration Statement No. 333-156423 Filed Pursuant to Rule 433

Morgan Stanley First Quarter 2011 Overview

May 2011

Notice

The information provided herein may include certain non-GAAP financial measures. The reconciliation of such measures to the comparable GAAP figures are included in the Company's Annual Report on Form 10-K for the year ended
December 31, 2010, 2011 Quarterly Reports on Form 10-Q and Current Reports on
Form 8-K, including any amendments thereto, all of which are available on
www.morganstanley. com.

This presentation may contain forward -looking statements. You are cautioned not to place undue reliance on forward -looking statements, which speak only as of the date on which they are made, which reflect management's current estimates, projections, expectations or beliefs and which are subject to risks and uncertainties that may cause actual results to differ materially. For a discussion of risks and uncertainties that may affect the future results of the
Company, please see the Company's Annual Report on Form 10-K for the year ended
December 31, 2010, 2011 Quarterly Reports on Form 10-Q and Current Reports on
Form 8-K, including any amendments thereto.

The issuer has filed a registration statement (including a prospectus) with the
SEC for any offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and any offering to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC global web site at
www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in such an offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Index

[] Consolidated Financial Highlights

[] Firmwide Revenues

[] Institutional Securities

[] Global Wealth Management Group

[] Asset Management

[] Disciplined Execution; Strong Capital and Liquidity

[] More Stable and Diverse Funding

[] Secured Funding

Consolidated Financial Highlights

1Q 2011 Highlights
Net Revenues ($Bn)                 7.6
------------------------------- ------
PBT ($Bn)                          0.9
------------------------------- ------
Net Income ($Bn)                   1.1
------------------------------- ------
Diluted EPS ($)                   0.50
------------------------------- ------
Book Value per Common Share ($) 31.45
------------------------------- ------
Tangible Book Value per
Common Share (1)              26.97
------------------------------- ------
Leverage Ratio (2)            14.9X

1Q 2011 Revenue Drivers

[] Strong Performance in Equity Sales and Trading [] Solid Results in Fixed
Income [] Robust M and A Activity

[] Positive Net Flows in Global Wealth Management and Asset Management [] Loss
of $655  Million in Japanese Securities Joint Venture

Strategic Momentum

[] Mitsubishi UFJ Financial Group agreement to convert Morgan Stanley convertible preferred stock to common stock

      [] Approximately 14.5%  Proforma Tier 1 Common Ratio [] Continued
Improvement in Core Earnings [] Integration of Morgan Stanley Smith Barney on
track

Source:
Morgan Stanley Earnings Conference Call, SEC Filings
(1) Tangible book value per common share is a non-GAAP  measure that the Firm considers to be a useful measure that the Firm and investors use to assess capital adequacy.  Tangible book value per common share equals tangible common equity divided by period end common shares outstanding.
(2) Leverage ratio is a non-GAAP  measure that the Firm considers to be a useful measure that the Firm and investors use to assess capital adequacy.
Leverage ratio equals total assets divided by tangible Morgan Stanley shareholders' equity.

Net Revenue
($mm)

1Q 2010 4Q 2010 1Q 2011

Fixed Income and Commodities

Investment Banking

Equity

Other Inst. Securities (1)

Profit Before Tax

($mm)

2,065

1Q 2010

437

4Q 2010

397

1Q 2011

1Q 2011 Highlights -

[] Net Revenues of $3.6   billion includes negative impact of : [] $655
million from Japan JV loss [] $189  million from tightening of debt-related credit spreads (2)

[] Investment Banking ranked #1 in global announced and completed M and A and #3 in global Equity

[] Strong Equity revenues of $1.7   billion driven by broad based increases in
clients flows

[] European and Asian business up significantly from 4Q10

[] Solid Fixed Income revenues of $1.8   billion reflecting increased client
activity and better facilitation

Source: Morgan Stanley Earnings Conference Call and SEC Filings.
(1) Other revenue for the quarter ended March 31, 2011 included a loss of $655 million related to the Firm's 40% stake in a securities joint venture,
Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. ("MUMSS"), controlled and managed by our partner Mitsubishi UFJ Financial Group, Inc. Other revenue for the quarter ended December 31, 2010 included a gain of $668 million on the sale of the Morgan Stanley's investment in China International Capital Corporation
Limited (CICC) .
(2) Represents the change in the fair value of certain of Morgan Stanley's long-term and short-term borrowings resulting from fluctuations in its credit spreads (commonly referred to as "DVA") .

Global Wealth Management Group

Net Revenue

($mm)

3,105

3,353

3,437

1Q 2010 4Q 2010 1Q 2011

Fees

Principal Transactions

Commissions

Net Interest

Other (1)

Profit Before Tax

($mm)

390

1Q 2010 4Q 2010 1Q 2011

1Q 2011 Highlights -

[] Revenues of $3.4 billion reflecting higher commissions and asset management revenues [] $348 million PBT and 10% PBT margin (2)

[] Quarterly integration costs of approximately $80 million

[] 17,800 Financial Advisors at quarter end [] $1.7 trillion of total client assets, up 3% sequentially [] $11.4 billion in net new assets [] $17.8 billion in net fee-based asset flows

Source:
      Morgan Stanley Earnings Conference Call, SEC Filings (1) "Other" includes
Investment Banking and other revenues.
(2) Pre-tax profit margin is a non-GAAP financial measure that the Firm considers to be a useful measure that the Firm and investors use to assess operating performance.
Percentages represent income from continuing operations before income taxes as a percentage of net revenues.

Asset Management

Net Revenue

($mm)



653
166
201
286
858
246
265
347
626
183
118
325
1Q 2010
4Q 2010
1Q 2011
Traditional Asset Management
Real Estate Investing (1)
Merchant Banking (2)

Profit Before Tax

($mm)



174
116
356
102
127
27
1Q 2010
4Q 2010
1Q 2011
Gains attributable to non-controlling interests (4)

1Q 2011 Highlights -

- Reorganization of segment into 3 businesses
- $127 million PBT and 20% PBT margin[3]
- Total assets under management of $284 billion at March 31, 2011
  - 8% increase from 1Q10 reflects market appreciation and net customer inflows
- $1.4 billion in positive net flows

Source:
Morgan Stanley Earnings Conference Call, SEC Filings

(1) Real Estate Investing revenues includes gains or losses related to principal investments held by certain consolidated real estate funds. These gains or losses are offset in the net income / (loss) applicable to non-controlling interest. The investment gains (losses) for the quarters ended March 31, 2011, December 31, 2010 and March 31, 2010 are $42 million, $109 million and $119 million, respectively.

(2) Merchant Banking revenue includes gains or losses related to entities in which Asset Management owns a minority stake, including FrontPoint subsequent to the Firm's restructuring of its ownership of that business during the quarter ended March 31, 2011.

(3) Pre-tax profit margin is a non-GAAP financial measure that the Firm considers to be a useful measure that the Firm and investors use to assess operating performance. Percentages represent income from continuing operations before income taxes as a percentage of net revenues.

(4) The quarters ended March 31, 2011, December 31, 2010 and March 31, 2010 include investment gains (losses) for certain funds included in the Firm's consolidated financial statements. The limited partnership interests in these gains were reported in net income (loss) applicable to non-controlling interests.

Morgan Stanley

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7

Disciplined Execution; Strong Capital and Liquidity

Strategic Repositioning

+

Disciplined Execution

+

Balance Sheet De-Risking

Shareholder Returns

	3Q 2007 (1)	1Q 2011
Tier 1 Capital Ratio	11.2% (2)	16.5% (3)
Tier 1 Common Ratio (5)	7.7% (4)	11.7% (3)
Leverage Reduction	32.3x	14.9x
Balance Sheet Reduction	$1.2Tn	$836Bn
Liquidity as a % of Balance Sheet Increased	10.5%	20.5%

Source:
Morgan Stanley SEC Fillings and 1Q11 earnings release
(1) Fiscal Quarter Ended August 31, 2007.
(2) Estimated Tier 1 Capital Ratio under Basel II (SEC guidelines).
(3) Under Basel I (Federal Reserve guidelines).
(4) Estimated for November 2007; Tier 1 Common Ratio introduced in April 2009.
(5) Tier 1 common ratio is a non-GAAP financial measure that the Firm considers to be a useful measure that the Firm and investors use to assess operating performance and capital adequacy. The Tier 1 common ratio equals Tier 1 capital less qualifying perpetual preferred stock, qualifying trust preferred securities and qualifying restricted core capital elements, adjusted for the portion of goodwill and non-servicing intangible assets associated with MSSB non-controlling interests divided by risk-weighted assets.

Morgan Stanley

8

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More Stable and Diverse Funding

Composition of Funding Liabilities and Equity

4Q 2007 (1)

Long-Term Debt

Shareholders' Equity

Deposits

CP and Other Short-Term Borrowings

Secured Funding

Total = $589Bn

Long-Term Debt

Shareholders' Equity

Deposits

CP and Other Short-Term Borrowings (1%)

(39)Secured Funding

Total = $527Bn

Source:
Morgan Stanley SEC Filings
(1) 4Q07 numbers as reported on a fiscal-year basis.
(2) 1Q11 numbers as reported on a calendar -year basis.

Secured Funding Term Consistent with Asset Fundability

Focus on Liquidity Characteristics of Assets
[] Assets Tiered by Fundability:

[] Highly Liquid -- Governments, Agencies, Open Market Operations and Central
Clearing Counterparty eligible collateral
[] Liquid - AAA or AA bonds, Supranationals, Primary Index equities and
Sovereigns like Great Britain or Denmark
[] Less Liquid - Lower-rated Investment Grade bonds, Emerging Market Equities and Emerging Market Sovereigns such as Russia and Brazil
[] Illiquid - Sub-Investment Grade ABS, Unrated Convertible Bonds or Distressed
Debt

Strong Governance and Contingency Planning
[] Each fundability category is risk managed with:
[] A target average maturity
[] A minimum maturity for incremental term secured funding trades
[] Global Liquidity Reserves held for the potential loss of secured funding

[] Active limit monitoring and reporting to senior management (Asset Liability
Management Committee)

Weighted Average Maturity
[] Greater than 120 days for less liquid collateral

Liquid

Less Liquid

Illiquid

Highly  Liquid